Exhibit 3.2

TERM SHEET

WESTERN COPPER AND GOLD CORPORATION

Offering of Common Shares (the “Offering”)

The Offered Shares will be offered by way of a short form prospectus in all provinces of Canada, other than Quebec. A preliminary short form prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. In addition, a registration statement relating to the securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) but has not yet become effective.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued or prior to the time the registration statement becomes effective.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, the final short form prospectus and any amendment thereto, and the registration statement (and the prospectus included therein) and any amendment thereto, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

You may get any of these documents (in the case of the amended and restated preliminary short form prospectus, after a receipt has been issued therefore) for free via SEDAR+ at www.sedarplus.ca or by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the amended and restated preliminary short form prospectus (and any amendment thereto) if you request such documents from Eight Capital by calling (647) 484-8277 or by email at ecm@eightcapital.com.

April 15, 2024

Issuer:	Western Copper and Gold Corporation (the “Company”)

Issue:	13,158,000 common shares in the capital of the Company (the “Offered Shares”)

Issue Price:	$1.90 per Offered Share (the “Issue Price”).

Issue Size:	$25,000,200

Over-Allotment Option:	The Company has granted Eight Capital an option to purchase up to an additional 15% of the Offered Shares, at the Issue Price, exercisable in whole or in part at any time for a period of 30 days after and including the Closing Date.

Use of Proceeds:	The net proceeds of the Offering will be used to advance permitting and engineering activity at the Company’s Casino Project in the Yukon and for general corporate and working capital purposes.

Form of Underwriting:	Bought deal, subject to termination clauses including “material adverse change” out, “disaster” out, and “breach” out.

Form of Offering:

Public offering in all provinces of Canada, other than Quebec, by way of short form prospectus, and in the United States pursuant to a registration statement under the Multijurisdictional Disclosure System.

The Offering will also be made available to offshore investors pursuant to relevant prospectus or registration exemptions in accordance with applicable laws.

Listing:	The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) and on the NYSE American (the “NYSE”) under the symbol “WRN”. The Company will apply to list the Offered Shares on the TSX and the NYSE, which listing shall be a condition of closing of the Offering.

Eligibility:	The Offered Shares will be qualified investments under the Income Tax Act (Canada) for registered accounts.

Underwriters:	Eight Capital, together with a syndicate to be formed in consultation with the Company.

Commission:	5% cash commission excluding with respect to gross proceeds realized on sales to purchasers on the president’s list agreed upon by Eight Capital and the Company.

Closing Date:	On or about April 30, 2024 or such other date as may be mutually agreed upon by the Company and Eight Capital, on behalf of the underwriters.